Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the Second Quarter of 2025

- Q2 revenue of $155.6 million up 56.8% year-over-year and 121.9% sequentially

- $69.5 million revenue from external sale of SEALMINER A2s

- On track to achieve 40 EH/s of self-mining by end of October and exceed 40 EH/s by year-end

- Entered into advanced negotiations with a development partner regarding Clarington, Ohio site for HPC/AI.

SINGAPORE, August 18, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today released its unaudited financial results for the second quarter ended June 30, 2025.

Q2 2025 Financial Highlights

All amounts compared to Q2 2024 unless otherwise noted

●	Total revenue was US$155.6 million vs. US$99.2 million.

●	Cost of revenue was US$142.8 million vs. US$74.8 million.

●	Gross profit was US$12.8 million vs. US$24.4 million.

●	Net loss was US$147.7 million vs. US$17.7 million.

●	Adjusted EBITDA[1] was US$17.3 million, vs. US$23.5[2] million.

●	Cash and cash equivalents were US$299.8 million as of June 30, 2025.

●	Crypto balance: US$169.3 million as of June 30, 2025.

Management Commentary

“Q2 marked a key inflection point,” said Matt Kong, Chief Business Officer at Bitdeer. “Q2 revenue of $155.6 million up was 56.8% year-over-year and 121.9% sequentially, driven by strong growth in our self-mining business as well as external sales of our SEALMINER A2s. Looking forward, we anticipate continued rapid growth in our self-mining hashrate throughout the remainder of the year and we are well on track to achieve our 40 EH/s target by the end of October. Further, wafer supply allocation at our foundry has improved and it is likely that we will exceed this target by year end. As we move into the second half of the year, we expect our financial results to continue to improve sequentially.”

Mr. Kong continued, “Our R&D efforts are now focused on our SEALMINER A4 project, for which we are targeting an unprecedent chip efficiency of approximately 5 J/TH at the chip level. Major progress was made in July with customized silicon software development and the expansion of the U.S. engineering team to support the SEAL04 chip. Together with our SEALMINER A3 mining rig, we believe these two chips will firmly position Bitdeer as a leading supplier with the most energy-efficient mining rigs in the industry—significantly enhancing our competitive position and unlocking substantial value for both our customers and shareholders.”

[1]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes.
[2]	We revised definition of our previously reported non-IFRS Adjusted Profit and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$1.3 million and US$0.0 million revision to Q2 2024 and first half year of 2024 metrics, reflects non-cash fair value changes in cryptocurrency-settled receivables and payables as they do not represent normal operating expenses (or income) necessary to operate our business.

Mr. Kong concluded, “On the energy front, we continued rapidly building out our global power and datacenter infrastructure. Year-to-date, we have energized 361 MW of datacenter capacity for self-mining, bringing our total available electrical capacity to approximately 1.3 GW. We expect to have over 1.6 GW by year-end. In July, we achieved a key milestone by signing the Letter of Agreement with AEP Ohio for the second phase of Clarington, advancing the final stages for the full 570 MW of capacity. In terms of our HPC/AI initiative, we have entered into advanced negotiations with a certain development partner with significant expertise and customer relationships for our Clarington, Ohio site and we are optimistic to be able to share more details in the coming months.”

Operational Summary

	Three Months Ended June 30
Metrics	2025	2024
Total hash rate under management (EH/s)	30.6	22.3
- Proprietary hash rate	16.7	8.5
- Self-mining	16.5	7.3
- Cloud Hash Rate	-	1.2
- Delivered but not yet hashing	0.2	-
- Hosting	13.9	13.8
Mining rigs under management	200,000	223,000
- Self-owned	114,000	86,000
- Hosted	86,000	137,000
Bitcoin mined (self-mining only)	565	628
Bitcoins held	1,502	113
Total power usage (MWh)	1,180,000	1,192,000
Average cost of electricity ($/MWh)	43	43
Average miner efficiency (J/TH)	25.7	31.6

Power Infrastructure Summary (as of July 31, 2025)

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	176	Online	Completed
- Gedu, Bhutan	100	Online	Completed
- Jigmeling, Bhutan	235	Online	Completed
Total electrical capacity	1,257
Pipeline capacity
- Tydal, Norway	49	In progress	Q3 2025
- Massillon, Ohio	221	In progress	Q1 2026
- Clarington, Ohio	570	In progress	Q2 2027
- Jigmeling, Bhutan	265	In progress	Q3 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
- Oromia Region, Ethiopia	50	In progress	Q4 2025
Total pipeline capacity	1,433
Total global electrical capacity	2,690

[3]	Indicative timing. All timing references are to calendar quarters and years.

Financial MD&A

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded4.

Q2 2025 High-Level P&L and Disaggregated Revenue Details:

	Three Months Ended
US $ in millions	June 30, 2025	March 31, 2025	June 30, 2024
Total revenue	155.6	70.1	99.2
Cost of revenue	(142.8)	(73.4)	(74.8)
Gross profit/(loss)	12.8	(3.2)	24.4
Net profit/(loss)	(147.7)	409.5	(17.7)
Adjusted EBITDA	17.3	(56.1)	23.52
Cash and cash equivalents	299.8	215.6	203.9

	Three Months Ended June 30, 2025
US $ in millions Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs and Accessories
Revenue	59.3	-	9.3	14.6	69.5
Cost of revenue
- Electricity cost in operating mining rigs	(33.4)	-	(6.9)	(11.0)	-
- Depreciation and SBC expenses	(14.5)	-	(1.2)	(1.9)	-
- Cost of products sold	-	-	-	-	(60.0)
- Other costs	(6.7)	-	(1.0)	(1.5)	(0.6)
Total cost of revenue	(54.6)	-	(9.1)	(14.5)	(60.6)
Gross profit	4.8	-	0.3	0.1	8.9

	Three Months Ended June 30, 2024
US $ in millions Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting	Sales of SEALMINERs and Accessories
Revenue	41.6	12.2	20.6	22.1	-
Cost of revenue
- Electricity cost in operating mining rigs	(20.9)	(2.0)	(12.8)	(15.6)	-
- Depreciation and SBC expenses	(8.3)	(2.4)	(2.3)	(2.4)	-
- Other costs	(1.9)	(0.5)	(1.0)	(1.2)	-
Total cost of revenue	(31.1)	(4.9)	(16.1)	(19.2)	-
Gross profit	10.5	7.3	4.5	2.9	-

Q2 2025 Management’s Discussion and Analysis (compared to Q2 2024)

Revenue

●	Total revenue was US$155.6 million vs. US$99.2 million.

●	Self-mining revenue was US$59.3 million vs. US$41.6 million, primarily due to the increase in the average self-mining hashrate for the quarter by 103.3% to 14.2 EH/s from 7.0 EH/s last year and higher year-over-year Bitcoin prices, offset partially by the April 2024 halving event and higher mining difficulty.

●	Cloud Hash Rate revenue was US$0.0 million vs. US$12.2 million. The decline was primarily due to expiration of long-term Cloud hashrate contracts and subsequent reallocation of nearly all machines to self-mining operations by the end of 2024.

[4]	Figures may not add due to rounding.

●	General Hosting revenue was US$9.3 million vs. US$20.6 million. The decline was primarily due to the expiration of certain hosting customer contracts as well as the removal of older and less efficient machines by other hosting customers following the April 2024 halving as a result of reduced mining economics.

●	Membership Hosting revenue was US$14.6 million vs. US$22.1 million. Similar to general hosting, the decline was primarily driven by customers scaling down operations for older and less efficient rigs following the April 2024 halving as a result of reduced mining economics.

●	SEALMINER sales revenue was US$69.5 million.

●	HPC and AI Cloud revenue was US$1.3 million.

Cost of Revenue

●	Cost of revenue was US$142.8 million vs US$74.8 million. The increase was primarily driven by the increase in costs of SEALMINERs sold to customers, depreciation expenses for SEALMINER launched in our datacenters during 2025, and the increase in employees and in salaries, wages and other benefits.

Gross Profit and Margin

●	Gross profit was US$12.8 million vs. US$24.4 million.

●	Gross margin was 8.2% vs. 24.6%.

Operating Expenses

●	The sum of the operating expenses below was US$42.3 million vs. US$26.1 million.

●	Selling expenses were US$1.6 million vs. US$2.2 million, down 25.2% year-over-year, primarily due to the decrease in staff costs and lower share-based payment expenses for sales personnel.

●	General and administrative expenses were US$20.1 million vs. US$15.9 million, up 27.0% year-over-year, primarily due to the increase in staff costs for general and administrative personnel and consulting fee.

●	Research and development expenses were US$20.6 million vs. US$8.0 million, up 155.7% year-over-year, primarily due to higher engineering costs related to the Company’s ASIC development roadmap, and non-cash amortization expenses of intangible assets related to the acquisition of FreeChain in Q4 2024.

Other Net Loss

●	Other net loss was US$108.5 million primarily due to the non-cash, fair value changes of derivative liabilities, which were the US$75.4 million of loss on fair value changes for the convertible notes, the US$15.8 million of loss on fair value changes for the Tether warrants and US$16.2 million of loss on extinguishment of the convertible notes.

Net Loss

●	Net loss was US$147.7 million vs. US$17.7 million.

Adjusted Profit / (Loss) (Non-IFRS)5

●	Adjusted loss was US$24.4 million vs. adjusted profit of US$3.2[2] million. The change was primarily due to the year-over-year lower gross profit margins and higher operating expenses as described above.

[5]	“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes.

Adjusted EBITDA (Non-IFRS)

●	Adjusted EBITDA was US$17.3 million vs. US$23.5[2] million. The decrease was primarily due to the year-over-year lower gross profit margins and higher operating expenses as described above.

Cash Flows

●	Net cash used in operating activities was US$334.9 million, primarily driven by approximately US$230 million of payments for SEALMINER wafers and to our production supply chain and approximately US$27 million related to the initial tapeout of SEAL04. The remainder was driven by electricity costs from the mining business and general corporate overhead.

●	Net cash used in investing activities was US$12.6 million, which was driven by US$106.5 million of capital expenditures, of which approximately US$76 million related to datacenter infrastructure and related construction. Proceeds from disposal of cryptocurrencies from principal business was US$100.1 million.

●	Net cash generated from financing activities was US$431.5 million, primarily driven by US$364.3 million proceeds from convertible senior notes, net of transaction costs, US$180.0 million borrowings from a related party and US$50.0 million proceeds from issuance of shares for exercise of Tether warrants and partially offset by US$129.6 million used for purchases of zero-strike call option in connection with the convertible senior notes issued in June 2025 and US$33.8 million payment in connection with the extinguishment of a potion of the convertible senior notes issued in August 2024.

Capex

●	2025 power and datacenter infrastructure capex maintained at prior guidance range of US$260 to US$290 million.

Balance Sheet

As of June 30, 2025 unless stated otherwise (compared to December 31, 2024)

●	US$299.8 million in cash and cash equivalents, US$169.3 million in cryptocurrencies and US$533.1 million in borrowings.

●	US$465.2 million prepayments and other assets, up from US$310.2 million. Change primarily driven by advanced payments to suppliers for SEALMINER mass volume production.

●	US$208.8 million inventories, up from US$64.9 million. Increase driven by wafers, chips, WIP and finished SEALMINER inventory.

●	US$438.0 million derivative liabilities mainly due to convertible senior notes issued in 2024 and 2025.

Further information regarding the Company’s second quarter 2025 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of June 30,	As of December 31,
(US $ in thousands)	2025	2024
ASSETS
Current assets
Cash and cash equivalents	299,792	476,270
Restricted cash	12,965	9,144
Cryptocurrencies	169,340	77,537
Trade receivables	12,700	9,627
Amounts due from a related party	15,568	15,512
Prepayments and other assets	391,633	291,929
Inventories	208,782	64,888
Financial assets at fair value through profit or loss	4,540	4,540
Total current assets	1,115,320	949,447

Non-current assets
Restricted cash	6,144	8,212
Prepayments and other assets	73,530	18,244
Financial assets at fair value through profit or loss	35,083	37,981
Mining rigs	211,031	67,324
Right-of-use assets	80,424	69,273
Property, plant and equipment	360,780	251,377
Investment properties	31,137	30,723
Intangible assets	83,193	83,235
Goodwill	35,818	35,818
Deferred tax assets	8,610	6,220
Total non-current assets	925,750	608,407
TOTAL ASSETS	2,041,070	1,557,854

LIABILITIES
Current liabilities
Trade payables	76,248	31,471
Other payables and accruals	39,219	40,617
Amounts due to a related party	11,337	8,747
Income tax payables	2,764	2,729
Derivative liabilities	437,953	763,939
Deferred revenue	56,863	39,029
Borrowings	359,684	208,127
Borrowings from a related party	90,000	-
Lease liabilities	7,967	5,460
Total current liabilities	1,082,035	1,100,119

Non-current liabilities
Other payables and accruals	2,401	1,650
Deferred revenue	67,006	90,200
Borrowings	475	-
Borrowings from a related party	82,917	-
Lease liabilities	84,675	72,673
Deferred tax liabilities	14,810	16,614
Total non-current liabilities	252,284	181,137
TOTAL LIABILITIES	1,334,319	1,281,256

NET ASSETS	706,751	276,598

EQUITY
Share capital	*	*
Treasury equity	(290,607)	(160,926)
Accumulated deficit	(387,264)	(649,004)
Reserves	1,384,622	1,086,528
TOTAL EQUITY	706,751	276,598

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2025	2024	2025	2024

Revenue	155,582	99,229	225,710	218,735
Cost of revenue	(142,762)	(74,824)	(216,115)	(160,199)
Gross profit	12,820	24,405	9,595	58,536
Selling expenses	(1,626)	(2,173)	(3,019)	(3,863)
General and administrative expenses	(20,138)	(15,852)	(35,527)	(30,821)
Research and development expenses	(20,577)	(8,048)	(79,591)	(29,212)
Other operating income / (expenses)	3,735	1,431	(4,054)	3,177
Other net gain / (loss)	(108,451)	(15,467)	394,599	(13,020)
Profit / (loss) from operations	(134,237)	(15,704)	282,003	(15,203)
Finance income / (expenses)	(13,693)	(44)	(23,036)	107
Profit / (loss) before taxation	(147,930)	(15,748)	258,967	(15,096)
Income tax benefit / (expenses)	197	(1,995)	2,773	(2,041)
Profit / (loss) for the period	(147,733)	(17,743)	261,740	(17,137)
Other comprehensive income / (loss)
Income / (loss) for the period	(147,733)	(17,743)	261,740	(17,137)
Other comprehensive income / (loss) for the period
Item that may be reclassified to profit or loss
Exchange differences on translation of financial statements	(17)	14	149	46
Other comprehensive income / (loss) for the period, net of tax	(17)	14	149	46
Total comprehensive income / (loss) for the period	(147,750)	(17,729)	261,889	(17,091)

Earnings / (loss) per share (in US$)
Basic	(0.76)	(0.14)	1.36	(0.14)
Diluted	(0.76)	(0.14)	(0.58)	(0.14)
Weighted average number of shares outstanding (thousand shares)
Basic	193,970	126,530	192,095	120,686
Diluted	193,970	126,530	228,946	120,686

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2025	2024	2025	2024

Cash flows from operating activities
Cash used in operating activities	(319,553)	(68,507)	(600,442)	(201,374)
Interest paid on leases	(1,257)	(1,024)	(1,959)	(1,676)
Interest paid on borrowings	(15,308)	(465)	(19,801)	(930)
Interest received	1,749	1,722	4,473	3,535
Income tax paid	(502)	(5,850)	(1,130)	(5,850)
Net cash used in operating activities	(334,871)	(74,124)	(618,859)	(206,295)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(106,548)	(17,333)	(151,318)	(46,948)
Payments for mining rigs	(4,932)	(178)	(5,887)	(1,738)
Purchase of financial assets at fair value through profit or loss	(1,200)	(1,532)	(1,332)	(2,524)
Purchase of cryptocurrencies	-	-	(18,159)	-
Proceeds from disposal of property, plant and equipment	-	244	-	244
Proceeds from disposal of cryptocurrencies	100,068	79,344	112,351	169,724
Cash paid for the site and gas-fired power project in Alberta, Canada	(11)	-	(21,881)	-
Cash paid for business combinations, net of cash acquired	-	(6,277)	-	(6,277)
Net cash generated from / (used in) investing activities	(12,623)	54,268	(86,226)	112,481

Cash flows from financing activities
Capital element of lease rentals paid	(1,951)	(1,236)	(3,893)	(2,574)
Proceeds from borrowings	17,472	-	17,472	-
Repayments of borrowings	(4)	-	(4)	-
Borrowings from a related party	180,000	-	180,000	-
Repayments of borrowings to a related party	(7,083)	-	(7,083)	-
Proceeds from issuance of shares for exercise of share rewards	1,135	567	1,665	604
Proceeds from issuance of ordinary shares, net of transaction costs	-	106,064	118,403	155,692
Proceeds from issuance of shares for exercise of warrants	50,000	-	50,000	-
Payment for the future issuance cost	-	(297)	-	(297)
Acquisition of treasury shares	(9,000)	-	(30,010)	-
Proceeds from convertible senior notes, net of transaction costs	364,311	-	363,192	-
Repayments to convertible senior notes in connection with note extinguishment	(33,783)	-	(33,783)	-
Purchase of zero-strike call option	(129,607)	-	(129,607)	-
Net cash generated from financing activities	431,490	105,098	526,352	153,425

Net increase / (decrease) in cash and cash equivalents	83,996	85,242	(178,733)	59,611
Cash and cash equivalents at the beginning of the period	215,642	118,461	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	154	179	2,255	(458)
Cash and cash equivalents at the end of the period	299,792	203,882	299,792	203,882

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit / (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, changes in fair value of cryptocurrency-settled receivables and payables, and loss on extinguishment of convertible senior notes.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s profit or loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/ (loss) for the relevant period to adjusted EBITDA and adjusted profit/ (loss), for the three and six months ended June 30, 2025 and 2024.

BITDEER GROUP UNAUDITED NON-IFRS ADJUSTED EBITDA AND ADJUSTED PROFIT / (LOSS) RECONCILIATION

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2025	2024	2025	2024
Adjusted EBITDA
Profit / (loss) for the period	(147,733)	(17,743)	261,740	(17,137)
Add：
Depreciation and amortization	26,445	18,304	51,832	36,491
Income tax (benefit) / expenses	(197)	1,995	(2,773)	2,041
Interest (income) / expense, net	15,451	(9)	26,331	(617)
Share-based payment expenses	10,170	8,093	20,574	15,896
Changes in fair value of derivative liabilities	91,241	14,230	(415,921)	14,230
Changes in fair value of cryptocurrency-settled receivables and payables	5,740	(1,337)	3,189	(32)
Loss on extinguishment of convertible senior notes	16,194	-	16,194	-
Total of Adjusted EBITDA	17,311	23,5332	(38,834)	50,8722

Adjusted Profit / (loss)
Profit / (loss) for the period	(147,733)	(17,743)	261,740	(17,137)
Add：
Share-based payment expenses	10,170	8,093	20,574	15,896
Changes in fair value of derivative liabilities	91,241	14,230	(415,921)	14,230
Changes in fair value of cryptocurrency-settled receivables and payables	5,740	(1,337)	3,189	(32)
Loss on extinguishment of convertible senior notes	16,194	-	16,194	-
Total of Adjusted Profit / (Loss)	(24,388)	3,2432	(114,224)	12,9572

For investor and media inquiries, please contact:

Investor Relations

Yujia Zhai
Orange Group
bitdeerIR@orangegroupadvisors.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@news8media.com

Public Relations

Nishant Sharma

BlocksBridge Consulting

bitdeer@blocksbridge.com